

February 3, 2016

Via US Mail
Kingrich Lee
Chief Executive Officer
Luckycom, Inc.
1790 Hughes Landing Blvd. Suite 400
The Woodlands, TX 77380

     Re: **Luckycom, Inc.**
            Form 10-K for Fiscal Year Ended February 28, 2015
            Filed June 1, 2015
            File No. 333-187874

Dear Mr. Lee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

10-K for Fiscal Year Ended February 28, 2015

Report of Independent Registered Public Accounting Firm, page F-1

1. Please amend your Annual Report on Form 10-K to include a report of the independent registered public accounting firm with respect to the balance sheets dated both February 29, 2015 and 2014 and the related statements of operations and comprehensive income, shareholder's equity and cash flows for each of the two years then ended. Refer to the guidance in Rule 8-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining